
KELSO
TECHNOLOGIES
INCORPORATED



N 06019102 EASE SUPPL

82-2491


RECEIVED
DEC 0 6 2006

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES HAS BEGUN ITS PRODUCT ROLLOUT AND SEES 2006 AS A TURNING POINT IN ITS VALVE SALES AS REVENUES BEGIN

WEDNESDAY, JANUARY 4, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to provide shareholders with an update of it various activities through the month of December and provide information on its direction for the coming months of 2006.

In mid-December, Kelso's VP of Engineering, Barry LaCroix, made a number of presentations to a total of five companies based in the Houston, Texas area where significant potential customers are situated. Three very successful presentations to large chemical and oil and gas companies in Houston were made along with two other companies, one of which was GATX, a major rail service and leasing company in North America which also services rail tank cars for Kelso's first customer. Presentations are currently being planned for the US mid-West where numerous potential customers involved in rail transport are situated.

Through the holiday period in December, Kelso Management continued to work with a tank car manufacturer/ lessor, the second such company Kelso is involved with, to provide confidential product and pricing information which Kelso anticipates could lead to sales of a large number of JS75 SRV pressure relief valves for a new car build project due for completion in the third quarter of 2006. Kelso is encouraged that its valve is being considered since it is still a newcomer to the marketplace.

Many of the original Kelso JS75 SRV Service Trial pressure relief valves have traveled well over eight million miles around North America. No problems have been reported by either the Lessee or Lessor with any of the valves, demonstrating the quality and durability of Kelso's technology. New customers, while pleased with the AAR certification and service trial results, generally require buying a few of our JS75 SRVs for actual service on some of their tank cars as an in-house trial to become familiar with both their performance and any routine servicing procedures. Upon completion of these in-house assessments, Kelso is confident that it will achieve larger sales to the same current customers as well as to potential new ones it is now working with.

In 2005, the Company experienced months of delays by its manufacturer as a result of problems in receiving castings from its manufacturer's Chinese casting company. The production issues have been resolved for the most part and should not impact the Company's ability to deliver on potential sales including the new build order it hopes to receive as well as a potential large order from a major oil and gas supplier in the US which has expressed strong interest in buying a sizeable quantity of Kelso's valves.

In December, Kelso issued its first invoices to customers who have purchased its JS75 SRVs and certain components. Payment is expected to be recorded in the second quarter of the current fiscal year. The invoiced amounts are modest as they reflect small quantity purchases of valves which are under assessment by two large chemical manufacturers. Additional fleet sales to these customers are anticipated in the later part of 2006.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Kelso announced its second sale to Rescar Industries which purchased JS75 SRVs on behalf of one of its customers. Both Kelso's first and second end users required that Kelso maintain their confidentiality in public news releases. Kelso has done so out of respect for its customers, in order to ensure future

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

sales opportunities with them as well as to prevent any confidential information from falling in unwanted hands for competitive reasons.

Kelso Management continues to work long hours to build its business and achieve sales as quickly as possible. Management has been very successful in its early-stage efforts and is very optimistic that it will reach its sales goals in 2006 and significant sales in 2007 as more and more companies have tested Kelso's valves, gained confidence in them and experienced major maintenance savings as compared with today's current internal-designed valves.

As part of the Company's efforts to expand its market opportunities and explore new territories, it has continued with discussions with its agent in the UK and with an associate in Mumbai, India. The Company recently requested a preliminary document outlining a more formal relationship with its associate in Mumbai. If an agreement on terms is acceptable to all parties, it will enable Kelso to move into more formal discussions regarding possible joint ventures or license arrangements with India-based valve companies that Kelso has learned have started to show interest..

Kelso Management continues to seek out appropriate financial parties to finance Kelso's expansion strategies, in order to further explore new markets internationally, to conduct further in-depth market research for industries like trucking transport and petrochemical, pipeline and stationery storage industries as well us to fund prototype development and testing for the rail industry for North America and internationally.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. is headquartered in Vancouver, BC. Its mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES HAS BEGUN ITS PRODUCT ROLLOUT AND SEES 2006 AS A TURNING POINT IN ITS VALVE SALES AS REVENUES BEGIN

WEDNESDAY, JANUARY 4, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to provide shareholders with an update of it various activities through the month of December and provide information on its direction for the coming months of 2006.

In mid-December, Kelso's VP of Engineering, Barry LaCroix, made a number of presentations to a total of five companies based in the Houston, Texas area where significant potential customers are situated. Three very successful presentations to large chemical and oil and gas companies in Houston were made along with two other companies, one of which was GATX, a major rail service and leasing company in North America which also services rail tank cars for Kelso's first customer. Presentations are currently being planned for the US mid-West where numerous potential customers involved in rail transport are situated.

Through the holiday period in December, Kelso Management continued to work with a tank car manufacturer/ lessor, the second such company Kelso is involved with, to provide confidential product and pricing information which Kelso anticipates could lead to sales of a large number of JS75 SRV pressure relief valves for a new car build project due for completion in the third quarter of 2006. Kelso is encouraged that its valve is being considered since it is still a newcomer to the marketplace.

Many of the original Kelso JS75 SRV Service Trial pressure relief valves have traveled well over eight million miles around North America. No problems have been reported by either the Lessee or Lessor with any of the valves, demonstrating the quality and durability of Kelso's technology. New customers, while pleased with the AAR certification and service trial results, generally require buying a few of our JS75 SRVs for actual service on some of their tank cars as an in-house trial to become familiar with both their performance and any routine servicing procedures. Upon completion of these in-house assessments, Kelso is confident that it will achieve larger sales to the same current customers as well as to potential new ones it is now working with.

In 2005, the Company experienced months of delays by its manufacturer as a result of problems in receiving castings from its manufacturer's Chinese casting company. The production issues have been resolved for the most part and should not impact the Company's ability to deliver on potential sales including the new build order it hopes to receive as well as a potential large order from a major oil and gas supplier in the US which has expressed strong interest in buying a sizeable quantity of Kelso's valves.

In December, Kelso issued its first invoices to customers who have purchased its JS75 SRVs and certain components. Payment is expected to be recorded in the second quarter of the current fiscal year. The invoiced amounts are modest as they reflect small quantity purchases of valves which are under assessment by two large chemical manufacturers. Additional fleet sales to these customers are anticipated in the later part of 2006.

Kelso announced its second sale to Rescar Industries which purchased JS75 SRV's on behalf of one of its customers. Both Kelso's first and second end users required that Kelso maintain their confidentiality in public news releases. Kelso has done so out of respect for its customers, in order to ensure future

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

sales opportunities with them as well as to prevent any confidential information from falling in unwanted hands for competitive reasons.

Kelso Management continues to work long hours to build its business and achieve sales as quickly as possible. Management has been very successful in its early-stage efforts and is very optimistic that it will reach its sales goals in 2006 and significant sales in 2007 as more and more companies have tested Kelso's valves, gained confidence in them and experienced major maintenance savings as compared with today's current internal-designed valves.

As part of the Company's efforts to expand its market opportunities and explore new territories, it has continued with discussions with its agent in the UK and with an associate in Mumbai, India. The Company recently requested a preliminary document outlining a more formal relationship with its associate in Mumbai. If an agreement on terms is acceptable to all parties, it will enable Kelso to move into more formal discussions regarding possible joint ventures or license arrangements with India-based valve companies that Kelso has learned have started to show interest..

Kelso Management continues to seek out appropriate financial parties to finance Kelso's expansion strategies, in order to further explore new markets internationally, to conduct further in-depth market research for industries like trucking transport and petrochemical, pipeline and stationery storage industries as well us to fund prototype development and testing for the rail industry for North America and internationally.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. is headquartered in Vancouver, BC. Its mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at <u>www.kelsotech.com</u> or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **<u>invest@kelsotech.com</u>**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $137,438 PRIVATE PLACEMENT

TUESDAY, JANUARY 17, 2006 - VANCOUVER, BC, CANADA – Further to the Company's news release dated November 10, 2005, the Company is pleased to announce that it has closed its private placement for gross proceeds of $137,438 and has issued 1,374,380 common shares. The investors were also granted non-transferable warrants to purchase up to an additional 1,374,380 shares for a period of two years at a price of $0.15 per share. The applicable hold periods in Canada expire at midnight on May 10, 2006.

All 19 investors were arms' length to the Company, and 10 investors had never participated in a private placement with the Company in the past. Kelso management is pleased at the show of good faith by all participants in the private placement.

The Company is encouraged that some of the participants in the private placement are rail industry personnel who actually have been hands-on with Kelso's JS75 SRV pressure relief valve. These are individuals who have considerable, detailed, technical knowledge of the various pressure relief valves on the market and recognize the tremendous value that Kelso's JS SRV offers the rail industry in both exceptional performance as well as overall cost savings.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $137,438 PRIVATE PLACEMENT

TUESDAY, JANUARY 17, 2006 - VANCOUVER, BC, CANADA – Further to the Company's news release dated November 10, 2005, the Company is pleased to announce that it has closed its private placement for gross proceeds of $137,438 and has issued 1,374,380 common shares. The investors were also granted non-transferable warrants to purchase up to an additional 1,374,380 shares for a period of two years at a price of $0.15 per share. The applicable hold periods in Canada expire at midnight on May 10, 2006.

All 19 investors were arms' length to the Company, and 10 investors had never participated in a private placement with the Company in the past. Kelso management is pleased at the show of good faith by all participants in the private placement.

The Company is encouraged that some of the participants in the private placement are rail industry personnel who actually have been hands-on with Kelso's JS75 SRV pressure relief valve. These are individuals who have considerable, detailed, technical knowledge of the various pressure relief valves on the market and recognize the tremendous value that Kelso's JS SRV offers the rail industry in both exceptional performance as well as overall cost savings.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES RECEIVES REVENUES AS PRODUCT ROLLOUT BEGINS

THURSDAY, JANUARY 19, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to provide shareholders with an update of it various activities through the month of December and provide information on its direction for the coming months of 2006.

In mid-December, Kelso's VP of Engineering, Barry LaCroix, made a number of presentations to a total of five companies based in the Houston, Texas area where many large, international oil & gas and chemical companies are located. Very successful presentations were made to three of these large chemical and oil and gas companies as well as to two other companies, one of which is a GATX repair shop that services rail tank cars for Kelso's first customer. GATX is a major rail service and leasing company with facilities throughout North America. The other presentation was at one of Rescar's largest facilities (see Kelso's news release dated November 9, 2005). Presentations are currently being planned for the Mid-West which is a major rail hub of the US providing access to many potential customers involved in rail transport. These presentations are generally the step that precedes actual sales discussions.

Through the holiday period in December, Kelso Management began working with a company, which like Union Tank Car, is a manufacturer/lessor of rail tank cars. Kelso is providing it with confidential product and pricing information which Kelso anticipates could lead to sales of a large number of JS75 SRV pressure relief valves for a new car build project due for completion during 2006. Potential revenue to Kelso, from this sale, would be in the six figures.

Many of the original Kelso JS75 SRV Service Trial pressure relief valves have traveled well over eight million miles around North America during the last four plus years. No problems have been reported by either the Lessee or Lessor with any of these valves, demonstrating the quality and durability of Kelso's technology. New customers, while pleased with the AAR certification and service trial results, generally require buying a few of our JS75 SRVs for actual service on some of their tank cars as an in-house trial to become familiar with both their performance and any routine servicing procedures. Upon completion of these in-house assessments, Kelso is confident that it will achieve larger sales to the same current customers as well as to potential new ones it is now marketing to.

In 2005, the Company experienced months of delays by its manufacturer as a result of problems in receiving castings from its manufacturer's Chinese casting company. The production issues have been resolved for the most part and should not impact the Company's ability to deliver on potential sales including the new build order it hopes to receive as well as a potential large order from a major oil and gas supplier in the US which Kelso is currently working with.

In December, Kelso issued its first invoices to customers who have purchased its JS75 SRVs which are now in service. Payment will be recorded in the second quarter of Kelso's current fiscal year. Additional fleet sales to these customers are anticipated in the latter part of 2006.

Kelso announced its second sale to Rescar Industries which purchased JS75 SRV's on behalf of one of its customers. All of Kelso's end users to date required confidentiality in public news releases. Kelso has respected this requirement to ensure future sales opportunities with them are possible as well as to prevent any confidential information from falling in unwanted hands for competitive reasons.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES RECEIVES REVENUES AS PRODUCT ROLLOUT BEGINS

THURSDAY, JANUARY 19, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to provide shareholders with an update of it various activities through the month of December and provide information on its direction for the coming months of 2006.

In mid-December, Kelso's VP of Engineering, Barry LaCroix, made a number of presentations to a total of five companies based in the Houston, Texas area where many large, international oil & gas and chemical companies are located. Very successful presentations were made to three of these large chemical and oil and gas companies as well as to two other companies, one of which is a GATX repair shop that services rail tank cars for Kelso's first customer. GATX is a major rail service and leasing company with facilities throughout North America. The other presentation was at one of Rescar's largest facilities (see Kelso's news release dated November 9, 2005). Presentations are currently being planned for the Mid-West which is a major rail hub of the US providing access to many potential customers involved in rail transport. These presentations are generally the step that precedes actual sales discussions.

Through the holiday period in December, Kelso Management began working with a company, which like Union Tank Car, is a manufacturer/lessor of rail tank cars. Kelso is providing it with confidential product and pricing information which Kelso anticipates could lead to sales of a large number of JS75 SRV pressure relief valves for a new car build project due for completion during 2006. Potential revenue to Kelso, from this sale, would be in the six figures.

Many of the original Kelso JS75 SRV Service Trial pressure relief valves have traveled well over eight million miles around North America during the last four plus years. No problems have been reported by either the Lessee or Lessor with any of these valves, demonstrating the quality and durability of Kelso's technology. New customers, while pleased with the AAR certification and service trial results, generally require buying a few of our JS75 SRVs for actual service on some of their tank cars as an in-house trial to become familiar with both their performance and any routine servicing procedures. Upon completion of these in-house assessments, Kelso is confident that it will achieve larger sales to the same current customers as well as to potential new ones it is now marketing to.

In 2005, the Company experienced months of delays by its manufacturer as a result of problems in receiving castings from its manufacturer's Chinese casting company. The production issues have been resolved for the most part and should not impact the Company's ability to deliver on potential sales including the new build order it hopes to receive as well as a potential large order from a major oil and gas supplier in the US which Kelso is currently working with.

In December, Kelso issued its first invoices to customers who have purchased its JS75 SRVs which are now in service. Payment will be recorded in the second quarter of Kelso's current fiscal year. Additional fleet sales to these customers are anticipated in the latter part of 2006.

Kelso announced its second sale to Rescar Industries which purchased JS75 SRV's on behalf of one of its customers. All of Kelso's end users to date required confidentiality in public news releases. Kelso has respected this requirement to ensure future sales opportunities with them are possible as well as to prevent any confidential information from falling in unwanted hands for competitive reasons.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.



KELSO TECHNOLOGIES INCORPORATED

82-2441

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SHAREHOLDERS SHOW OVERWHELMING SUPPORT FOR DIRECTION OF COMPANY

MONDAY, JANUARY 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) held its Annual General Meeting (AGM) in Vancouver, BC on Friday, January 20, 2006. The Company is pleased to report on the AGM results which overwhelmingly endorsed the direction that the Company's Directors and Management have been taking. Kelso mailed the AGM packages which included the proxy forms to all eligible shareholders. A record number of votes were cast on a range of motions. The total number of votes cast was 14,661,336 out of a total of 48,884,083 votes eligible, representing 29.99 per cent of the eligible votes. The Company was very pleased to see that compared to last year's AGM, 67 percent more votes were cast at this year's meeting.

The formal portion of the AGM was held and the necessary requirements were undertaken in order to move, second and vote on various motions required to conduct the business of the Company.

Shareholders approved all of the motions set forth for the meeting, and the Board of Directors continues to be comprised of Stephen L Grossman, John L Carswell, Blair L. Qualey and William E. Troy. The following is a list of those motions and the combined votes from proxies submitted and registered shareholders in attendance at the meeting:

Motion	Votes Cast in Favour	Percentage For
Appoint & authorize remuneration of Steingarten, Schechter & Co. Chartered Accountants as auditors of the Company	15,677,666	99.99
Fix the number of Directors at 4	13,516,852	86.04
Elect as Director, John L. Carswell	13,532,566	100.00
Elect as Director, Blair L. Qualey	15,425,757	100.00
Elect as Director, William E. Troy	15,455,757	100.00
Approve the Company's 2006 Stock Option Plan and authorize granting and amending of options [only disinterested shareholders were entitled to vote]	6,211,153	66.83
Grant the proxy holder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions	12,745,712	98.22

Following conclusion of the formal AGM, Directors of the Company held open discussions with those shareholders in attendance. Much discussion ensued around the priorities in running a public company and sales and marketing of valves. A demonstration and explanation of its JS75 SRV pressure relief valve using a scale model was provided.

The majority of shareholders present held the opinion that the Company must focus its human and financial resources on building the business of the Company. Most felt that once a level of sales and revenues has been achieved, the Company will be better positioned with information and performance results to gain a broader investment audience appeal.

Management and Directors were particularly pleased with the encouraging support shown by a majority of shareholders for the Company's 2006 Stock Option Plan. Management has always stressed that this Plan, which must be renewed annually by "disinterested" shareholders, is now critical to the Company's ability to attract and reward future, high quality personnel, particularly as the Company strives to grow its sales force for North American rail markets. The 2006 Stock Option Plan is the same as the 2005 Stock Option Plan, which limits the total outstanding options to the equivalent of 10% of the Company's issued and outstanding common shares, from time to time. All options granted under the Plan are subject to the TSX Venture Exchange's policies on stock options, as amended from time to time.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

82-2441

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SHAREHOLDERS SHOW OVERWHELMING SUPPORT FOR DIRECTION OF COMPANY

MONDAY, JANUARY 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) held its Annual General Meeting (AGM) in Vancouver, BC on Friday, January 20, 2006. The Company is pleased to report on the AGM results which overwhelmingly endorsed the direction that the Company's *Directors* and Management have been taking. Kelso mailed the AGM packages which included the proxy forms to all eligible *shareholders*. A record number of votes were cast on a range of motions. The total number of votes cast was 14,661,336 out of a total of 48,884,083 votes eligible, representing 29.99 per cent of the eligible votes. The Company was very pleased to see that compared to last year's AGM, 67 percent more votes were cast at this year's meeting.

The formal portion of the AGM was held and the necessary requirements were undertaken in order to move, second and vote on various motions required to conduct the business of the Company.

Shareholders approved all of the motions set forth for the meeting, and the Board of Directors continues to be comprised of Stephen L Grossman, John L Carswell, Blair L. Qualey and William E. Troy. The following is a list of those motions and the combined votes from proxies submitted and registered shareholders in attendance at the meeting:

Motion	Votes Cast in Favour	Percentage For
Appoint & authorize remuneration of Steingarten, Schechter & Co. Chartered Accountants as auditors of the Company	15,677,666	99.99
Fix the number of Directors at 4	13,516,852	86.04
Elect as Director, John L. Carswell	13,532,566	100.00
Elect as Director, Blair L. Qualey	15,425,757	100.00
Elect as Director, William E. Troy	15,455,757	100.00
Approve the Company's 2006 Stock Option Plan and authorize granting and amending of options [only disinterested shareholders were entitled to vote]	6,211,153	66.83
Grant the proxy holder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions	12,745,712	98.22

Following conclusion of the formal AGM, Directors of the Company held open discussions with those shareholders in attendance. Much discussion ensued around the priorities in running a public company and sales and marketing of valves. A demonstration and explanation of its JS75 SRV pressure relief valve using a scale model was provided.

The majority of shareholders present held the opinion that the Company must focus its human and financial resources on building the business of the Company. Most felt that once a level of sales and revenues has been achieved, the Company will be better positioned with information and performance results to gain a broader investment audience appeal.

Management and Directors were particularly pleased with the encouraging support shown by a majority of shareholders for the Company's 2006 Stock Option Plan. Management has always stressed that this Plan, which must be renewed annually by "disinterested" shareholders, is now critical to the Company's ability to attract and reward future, high quality personnel, particularly as the Company strives to grow its sales force for North American rail markets. The 2006 Stock Option Plan is the same as the 2005 Stock Option Plan, which limits the total outstanding options to the equivalent of 10% of the Company's issued and outstanding common shares, from time to time. All options granted under the Plan are subject to the TSX Venture Exchange's policies on stock options, as amended from time to time.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES IN FINAL NEGOTIATIONS FOR FIRST MAJOR SALE

TUESDAY, JANUARY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) **is pleased to report that it is making very good progress towards the goal of securing its first large sale of its JS75 SRV pressure relief valves.**

Since late December, Kelso Management has been working with a Company, which like Union Tank Car, is a manufacturer/lessor of rail tank cars. Kelso has provided that Company with confidential product and pricing information which Kelso believes could lead to the largest sale to date of its JS75 SRV pressure relief valves for a new car build project due for completion during the first half of 2006. Potential revenue to Kelso, from this sale, would be in the six figures.

The sale is highly significant to Kelso's overall marketing strategy because, if it goes ahead, it would mean that Kelso has sold its innovative pressure relief technology to two out of the three major rail car manufacturers/lessors in the US.

By supplying these valves for a new car build like this one, Kelso would be demonstrating that its technology is adopted by a very important segment of the rail industry. It would also provide excellent exposure of Kelso's technology to a whole new group of future buyers.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES IN FINAL NEGOTIATIONS FOR FIRST MAJOR SALE

TUESDAY, JANUARY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to report that it is making very good progress towards the goal of securing its first large sale of its JS75 SRV pressure relief valves.

Since late December, Kelso Management has been working with a Company, which like Union Tank Car, is a manufacturer/lessor of rail tank cars. Kelso has provided that Company with confidential product and pricing information which Kelso believes could lead to the largest sale to date of its JS75 SRV pressure relief valves for a new car build project due for completion during the first half of 2006. Potential revenue to Kelso, from this sale, would be in the six figures.

The sale is highly significant to Kelso's overall marketing strategy because, if it goes ahead, it would mean that Kelso has sold its innovative pressure relief technology to two out of the three major rail car manufacturers/lessors in the US.

By supplying these valves for a new car build like this one, Kelso would be demonstrating that its technology is adopted by a very important segment of the rail industry. It would also provide excellent exposure of Kelso's technology to a whole new group of future buyers.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ANNOUNCES SECOND ORDER PLACED BY SAME MAJOR US-BASED RAIL SERVICE COMPANY

WEDNESDAY, FEBRUARY 1, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies (TSXV:KLS) is pleased to report that Rescar Industries Inc., which is the largest rolling stock maintenance provider in North America with facilities throughout the U.S. and Canada, has placed its second order for Kelso's JS75 SRV pressure relief valves.**

In addition, Kelso has been informed that another larger Rescar facility is expected to be provided with a product demonstration and Management believes that additional product orders could follow from that new facility.

Kelso is becoming better positioned to extend sales of its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada (www.rescar.com) as awareness of the many features and benefits of Kelso's technology spreads within the rail industry.

This second order is in addition to the original order which Kelso announced on November 9, 2005. The valves which Kelso supplied for the first order have been installed on rail tank cars and are now undergoing real-time service on fleets of rail tank cars owned and/or operated by Kelso customers.

This sale, announced today, is not connected in any way to the potential new car build sale announced in Kelso's news release issued yesterday (Tuesday, January 31, 2006.)

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ANNOUNCES SECOND ORDER PLACED BY SAME MAJOR US-BASED RAIL SERVICE COMPANY

WEDNESDAY, FEBRUARY 1, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to report that Rescar Industries Inc., which is the largest rolling stock maintenance provider in North America with facilities throughout the U.S. and Canada, has placed its second order for Kelso's JS75 SRV pressure relief valves.

In addition, Kelso has been informed that another larger Rescar facility is expected to be provided with a product demonstration and Management believes that additional product orders could follow from that new facility.

Kelso is becoming better positioned to extend sales of its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada (www.rescar.com) as awareness of the many features and benefits of Kelso's technology spreads within the rail industry.

This second order is in addition to the original order which Kelso announced on November 9, 2005. The valves which Kelso supplied for the first order have been installed on rail tank cars and are now undergoing real-time service on fleets of rail tank cars owned and/or operated by Kelso customers.

This sale, announced today, is not connected in any way to the potential new car build sale announced in Kelso's news release issued yesterday (Tuesday, January 31, 2006.)

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SELLS OVER 100 PRESSURE RELIEF VALVES FOR REVENUE TOPPING SIX FIGURES

MONDAY, FEBRUARY 13, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to report that it has made its biggest sale to date through its wholly-owned US subsidiary Kelso Technologies (U.S.A.) Inc. More than 100 of its stainless steel JS75 SRV pressure relief valves will be installed on new tank cars being built by one of the three largest tank car manufacturers in North America. Gross revenue from this sale will reach six figures and revenues will be reported on future financial statements.

"*This sale is significant to Kelso and its shareholders*," stated Stephen L. Grossman, President & CEO of Kelso Technologies (U.S.A.) Inc. "*because*:

- *Kelso is now working with two of the three largest North American tank car manufacturers. This provides Kelso potential new sales opportunities to this manufacturer for both new car builds and their own lease fleet of tank cars;*
- *It provides Kelso further credibility since the end user, a major chemical company, cancelled the original order of valves from one of Kelso's competitors in order to use Kelso's JS75 SRV;*
- *This major end user has more than 2,000 tank cars in its fleet. All of these tank cars could have their current internal valves replaced with Kelso's external valves over time;*
- *Beginning a fleet conversion with one major rail operator, provides the confidence that potential customers need when considering buying a newly-designed pressure relief valve from Kelso for their fleets. Discussions are now ongoing with other fleet operators;*
- *Each new sale brings us a step closer to our goal of equipping each and every one of the approximately 260,000 rail tank cars in North America with our JS SRV technology.*"

Kelso will deliver its JS75 SRV stainless steel pressure relief valves to the builder's manufacturing plant based in the U.S. starting in late March. The last tank car is scheduled to be built by the end of May 2006.

Kelso Management requested approval from the tank car builder to announce its name in this news release. However, for certain reasons, the builder would not grant permission. Kelso Management respects its business associates and competitors and will continue to work harmoniously with them to build good working relationships within the rail industry.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. (TSXV:KLS) is headquartered in Vancouver, Canada. Its mandate is the development, marketing and sales of industrial technology beginning with its JS SRV valve technology which is patent protected in 21 major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products to the North American rail industry.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SELLS OVER 100 PRESSURE RELIEF VALVES FOR REVENUE TOPPING SIX FIGURES

MONDAY, FEBRUARY 13, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to report that it has made its biggest sale to date through its wholly-owned US subsidiary Kelso Technologies (U.S.A.) Inc. More than 100 of its stainless steel JS75 SRV pressure relief valves will be installed on new tank cars being built by one of the three largest tank car manufacturers in North America. Gross revenue from this sale will reach six figures and revenues will be reported on future financial statements.

"*This sale is significant to Kelso and its shareholders*," stated Stephen L. Grossman, President & CEO of Kelso Technologies (U.S.A.) Inc. "*because*:

- *Kelso is now working with two of the three largest North American tank car manufacturers. This provides Kelso potential new sales opportunities to this manufacturer for both new car builds and their own lease fleet of tank cars;*
- *It provides Kelso further credibility since the end user, a major chemical company, cancelled the original order of valves from one of Kelso's competitors in order to use Kelso's JS75 SRV;*
- *This major end user has more than 2,000 tank cars in its fleet. All of these tank cars could have their current internal valves replaced with Kelso's external valves over time;*
- *Beginning a fleet conversion with one major rail operator, provides the confidence that potential customers need when considering buying a newly-designed pressure relief valve from Kelso for their fleets. Discussions are now ongoing with other fleet operators;*
- *Each new sale brings us a step closer to our goal of equipping each and every one of the approximately 260,000 rail tank cars in North America with our JS SRV technology.*"

Kelso will deliver its JS75 SRV stainless steel pressure relief valves to the builder's manufacturing plant based in the U.S. starting in late March. The last tank car is scheduled to be built by the end of May 2006.

Kelso Management requested approval from the tank car builder to announce its name in this news release. However, for certain reasons, the builder would not grant permission. Kelso Management respects its business associates and competitors and will continue to work harmoniously with them to build good working relationships within the rail industry.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. (TSXV:KLS) is headquartered in Vancouver, Canada. Its mandate is the development, marketing and sales of industrial technology beginning with its JS SRV valve technology which is patent protected in 21 major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products to the North American rail industry.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO IN SERIOUS TALKS WITH ONE OF THE WORLD'S LARGEST OIL & GAS COMPANIES

MONDAY, FEBRUARY 20, 2006 - VANCOUVER, BC, CANADA – On February 13, 2005, Kelso Technologies (TSXV:KLS) announced its largest order to date for sales of over 100 JS75 SRV pressure relief valves to a major rail tank car manufacturer. Kelso is now pleased to announce that it has also been working with one of the world's largest oil companies.

Since mid-December, Kelso has been in discussions with this oil company. As a result of these talks, Kelso was asked to undertake some specialized tests with one of its JS75 SRVs to simulate results as though the production valve had been in service for ten years.

With the completion of the testing, Kelso submitted the results to its potential oil customer which stated that the test results were excellent.

As a requirement for the potential sale, Kelso had to engage a leading US seal manufacturer to create a mould to make a specific type of seal to work with the Kelso JS75 SRV pressure relief valve.

It is Kelso's belief, from direct conversations and certain information from outside sources, that once Kelso receives these specialized seals due within the next two weeks, Kelso could receive a decent size order for its JS75 SRVs.

This order will be noteworthy due to who the customer is, the size of its tank car fleet and the fact that it provides Kelso with the ability to enter yet another industry with its JS75 SRV.

Kelso has been placing orders for various quantities of valves with its manufacturer, McKenzie Valve and Machining Company, a Union Tank Car Company affiliate, since late 2005. Most of the ordered valves have been shipped to customers and are now in actual service.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO IN SERIOUS TALKS WITH ONE OF THE WORLD'S LARGEST OIL & GAS COMPANIES

MONDAY, FEBRUARY 20, 2006 - VANCOUVER, BC, CANADA – **On February 13, 2005, Kelso Technologies (TSXV:KLS) announced its largest order to date for sales of over 100 JS75 SRV pressure relief valves to a major rail tank car manufacturer. Kelso is now pleased to announce that it has also been working with one of the world's largest oil companies.**

Since mid-December, Kelso has been in discussions with this oil company. As a result of these talks, Kelso was asked to undertake some specialized tests with one of its JS75 SRVs to simulate results as though the production valve had been in service for ten years.

With the completion of the testing, Kelso submitted the results to its potential oil customer which stated that the test results were excellent.

As a requirement for the potential sale, Kelso had to engage a leading US seal manufacturer to create a mould to make a specific type of seal to work with the Kelso JS75 SRV pressure relief valve.

It is Kelso's belief, from direct conversations and certain information from outside sources, that once Kelso receives these specialized seals due within the next two weeks, Kelso could receive a decent size order for its JS75 SRVs.

This order will be noteworthy due to who the customer is, the size of its tank car fleet and the fact that it provides Kelso with the ability to enter yet another industry with its JS75 SRV.

Kelso has been placing orders for various quantities of valves with its manufacturer, McKenzie Valve and Machining Company, a Union Tank Car Company affiliate, since late 2005. Most of the ordered valves have been shipped to customers and are now in actual service.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-244



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' MANAGEMENT TEAM ON THE ROAD FOR NEAR-TERM POTENTIAL SALES

MONDAY, MARCH 20, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to announce that it has been invited to make a number of technical presentations of its JS75 SRV pressure relief valve at the headquarters of various large rail tank car owners/operators in the United States.

Through this month, Kelso has strategically organized presentations in areas which are prolific with large oil & gas and chemical companies that use rail shipping extensively. These areas include the mid-west and southern states.

The presentations to be made are a continuation of Kelso's marketing and sales strategy. Once a technical presentation is concluded by Kelso's VP of Engineering, Barry LaCroix, Management then continues the dialogue with key decision makers within the various companies. This dialogue is to establish terms under which Kelso can sell its JS75 SRV technology for installation on existing rolling stock or new car builds that may be planned or underway for tank car fleets.

During the first week of April, Stephen L. Grossman and John L. Carswell will be making their first trip to Kelso's manufacturer, McKenzie Valve & Machining Company based in Tennessee. Discussions will center around manufacturing, marketing and growth strategies.

As part of the trip, Management will meet with two of its major customers, continue negotiations with a specialized sealant supplier for both manufacturing as well as aftermarket sales of seals for its JS75 SRVs, and introduce the Company and its technology to some fleet management/repair and maintenance executives.

Also during this trip, Kelso Management will meet with Union Tank Car Company with regard to installing the Kelso JS75 SRV on to its tank cars. Discussions will also focus on Union's assistance in extending Kelso's reach into the rail sector beyond Union itself. Union and its affiliate Procor own an estimated 85,000 tank cars in North America.

Kelso also intends to provide technical expertise while arranging to meet with key personnel at the manufacturing facility that is installing over 100 of Kelso's JS75 SRV Pressure Relief Valves on new tank cars being built for one of Kelso's major customers. Kelso is excited about this opportunity since it opens the door for future customers to purchase our products through this manufacturer.

This week, Kelso's Engineer is examining adaptations of Kelso's valve for a specific use by a chemical company that recently approached Kelso about utilizing Kelso's technology for replacement of approximately 100 of their internal valves.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **info@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' MANAGEMENT TEAM ON THE ROAD FOR NEAR-TERM POTENTIAL SALES

MONDAY, MARCH 20, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to announce that it has been invited to make a number of technical presentations of its JS75 SRV pressure relief valve at the headquarters of various large rail tank car owners/operators in the United States.

Through this month, Kelso has strategically organized presentations in areas which are prolific with large oil & gas and chemical companies that use rail shipping extensively. These areas include the mid-west and southern states.

The presentations to be made are a continuation of Kelso's marketing and sales strategy. Once a technical presentation is concluded by Kelso's VP of Engineering, Barry LaCroix, Management then continues the dialogue with key decision makers within the various companies. This dialogue is to establish terms under which Kelso can sell its JS75 SRV technology for installation on existing rolling stock or new car builds that may be planned or underway for tank car fleets.

During the first week of April, Stephen L. Grossman and John L. Carswell will be making their first trip to Kelso's manufacturer, McKenzie Valve & Machining Company based in Tennessee. Discussions will center around manufacturing, marketing and growth strategies.

As part of the trip, Management will meet with two of its major customers, continue negotiations with a specialized sealant supplier for both manufacturing as well as aftermarket sales of seals for its JS75 SRVs, and introduce the Company and its technology to some fleet management/repair and maintenance executives.

Also during this trip, Kelso Management will meet with Union Tank Car Company with regard to installing the Kelso JS75 SRV on to its tank cars. Discussions will also focus on Union's assistance in extending Kelso's reach into the rail sector beyond Union itself. Union and its affiliate Procor own an estimated 85,000 tank cars in North America.

Kelso also intends to provide technical expertise while arranging to meet with key personnel at the manufacturing facility that is installing over 100 of Kelso's JS75 SRV Pressure Relief Valves on new tank cars being built for one of Kelso's major customers. Kelso is excited about this opportunity since it opens the door for future customers to purchase our products through this manufacturer.

This week, Kelso's Engineer is examining adaptations of Kelso's valve for a specific use by a chemical company that recently approached Kelso about utilizing Kelso's technology for replacement of approximately 100 of their internal valves.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **info@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.



KELSO TECHNOLOGIES INCORPORATED

82-2441

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' MANAGEMENT TEAM CONTINUES AGGRESSIVE MARKETING OF ITS JS75 SRV

MONDAY, APRIL 10, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies (TSXV:KLS) is pleased to report that it has continued to make a number of very successful technical presentations of its JS75 SRV pressure relief valve at the headquarters of various large rail tank car owners/operators in the United States.**

On April 7, 2006, Kelso's VP of Engineering, Barry LaCroix, presented the JS75 SRV to a major, North American rail leasing company with headquarters in the mid-Western US. Kelso is very pleased with the reception it received from the company and looks forward to potential sales during 2006.

During the week of April 17, 2006, Kelso's VP of engineering will represent Kelso at the Association of American Railroads' Tank Car Committee meeting being held in Galveston, Texas. The AAR brings together all of the key technical and engineering personnel plus decision-makers under one roof to discuss matters pertaining to rail tank cars. This meeting is always a prime opportunity for Kelso to discuss its pressure relief technology with rail tank car owner/operators as well as the many people who work in service, maintenance and repair within the North American rail car sector.

During this same trip, two presentations will also be made to two key companies. One is a large chemical manufacturer, a household name with world-wide operations, which has been contacted before and has expressed continued interest in Kelso's technology. The second is a US-based company that originally contacted Kelso as a result of a recommendation made by our first customer to buy Kelso's JS75 SRV. Both of these potential customers could, over a period of time, provide substantial revenues to Kelso.

On April 2-3, 2006, John L. Carswell, Kelso's President & CEO traveled to the Eastern part of the US to meet with three individuals from two of its current customer companies to discuss their needs for current and future pressure relief valve purchases. In addition, on April 4, 2006, Kelso's VP of Engineering visited the head office of the Company which purchased more than 100 Kelso JS75 SRVs. During the visit, he explained details of the technology and assisted with technical matters pertaining to the installation on new tank cars.

As a result of some very serious weather problems, specifically tornados ripping through some southern states, meetings with McKenzie Valve & Machining Company are being rescheduled. Due to the storms, some damage was done to the facility which bought Kelso's JS75 SRVs (as announced in the news release dated February 13, 2006). Kelso already shipped 60 of the more than 100 valves ordered. However, because of the damage caused at the facility, the plant has asked its suppliers to withhold shipping any products until further notice.

Kelso also today announced that it is arranging, subject to regulatory approval, a Private Placement of up to 714,286 common shares at a price of $0.14 per share for total proceeds of up to $100,000. The investor will also be granted one half non-transferable warrants for every share purchased to purchase up to a total of another 357,143 common shares.

For each two warrants exercised in the first year following the close of the private placement, one common share can be purchased at $0.20 per share, or for each two warrants exercised in the second year following the close of the private placement, one common share can be purchased at $0.30 per share.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry; financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' MANAGEMENT TEAM CONTINUES AGGRESSIVE MARKETING OF ITS JS75 SRV

MONDAY, APRIL 10, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies (TSXV:KLS) is pleased to report that it has continued to make a number of very successful technical presentations of its JS75 SRV pressure relief valve at the headquarters of various large rail tank car owners/operators in the United States.**

On April 7, 2006, Kelso's VP of Engineering, Barry LaCroix, presented the JS75 SRV to a major, North American rail leasing company with headquarters in the mid-Western US. Kelso is very pleased with the reception it received from the company and looks forward to potential sales during 2006.

During the week of April 17, 2006, Kelso's VP of engineering will represent Kelso at the Association of American Railroads' Tank Car Committee meeting being held in Galveston, Texas. The AAR brings together all of the key technical and engineering personnel plus decision-makers under one roof to discuss matters pertaining to rail tank cars. This meeting is always a prime opportunity for Kelso to discuss its pressure relief technology with rail tank car owner/operators as well as the many people who work in service, maintenance and repair within the North American rail car sector.

During this same trip, two presentations will also be made to two key companies. One is a large chemical manufacturer, a household name with world-wide operations, which has been contacted before and has expressed continued interest in Kelso's technology. The second is a US-based company that originally contacted Kelso as a result of a recommendation made by our first customer to buy Kelso's JS75 SRV. Both of these potential customers could, over a period of time, provide substantial revenues to Kelso.

On April 2-3, 2006, John L. Carswell, Kelso's President & CEO traveled to the Eastern part of the US to meet with three individuals from two of its current customer companies to discuss their needs for current and future pressure relief valve purchases. In addition, on April 4, 2006, Kelso's VP of Engineering visited the head office of the Company which purchased more than 100 Kelso JS75 SRVs. During the visit, he explained details of the technology and assisted with technical matters pertaining to the installation on new tank cars.

As a result of some very serious weather problems, specifically tornados ripping through some southern states, meetings with McKenzie Valve & Machining Company are being rescheduled. Due to the storms, some damage was done to the facility which bought Kelso's JS75 SRVs (as announced in the news release dated February 13, 2006). Kelso already shipped 60 of the more than 100 valves ordered. However, because of the damage caused at the facility, the plant has asked its suppliers to withhold shipping any products until further notice.

Kelso also today announced that it is arranging, subject to regulatory approval, a Private Placement of up to 714,286 common shares at a price of $0.14 per share for total proceeds of up to $100,000. The investor will also be granted one half non-transferable warrants for every share purchased to purchase up to a total of another 357,143 common shares.

For each two warrants exercised in the first year following the close of the private placement, one common share can be purchased at $0.20 per share, or for each two warrants exercised in the second year following the close of the private placement, one common share can be purchased at $0.30 per share.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry; financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REPRICES PRIVATE PLACEMENT

FRIDAY, APRIL 21, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced that it has repriced the Private Placement announced in its news release dated April 10, 2006.

As a result of current market conditions, Kelso has chosen to modify the terms of its previously announced Private Placement. The Private Placement announced on April 10, 2006 has been revised as follows:

Kelso is arranging, subject to regulatory approval, a Private Placement of up to 2,500,000 common shares at a price of $0.10 per share for total proceeds of up to $250,000. The Private Placement holders will also be granted one full non-transferable warrant for every share purchased to purchase up to a total of another 2,500,000 common shares. Each warrant will be priced at $0.15 and may be exercised within one year of the issuance of the Private Placement common shares.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry; financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REPRICES PRIVATE PLACEMENT

FRIDAY, APRIL 21, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced that it has repriced the Private Placement announced in its news release dated April 10, 2006.

As a result of current market conditions, Kelso has chosen to modify the terms of its previously announced Private Placement. The Private Placement announced on April 10, 2006 has been revised as follows:

Kelso is arranging, subject to regulatory approval, a Private Placement of up to 2,500,000 common shares at a price of $0.10 per share for total proceeds of up to $250,000. The Private Placement holders will also be granted one full non-transferable warrant for every share purchased to purchase up to a total of another 2,500,000 common shares. Each warrant will be priced at $0.15 and may be exercised within one year of the issuance of the Private Placement common shares.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry; financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES LAUNCHES NEW WEBSITE FOR PRODUCT AND COMPANY PROMOTION

FRIDAY, MAY 19, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased to announce that it launched a new corporate website – www.kelsotech.com.

The website provides a wide range of information about Kelso and its technology including comprehensive information aimed at purchasers of Kelso's unique, patented pressure relief valve technology. Kelso launched this new website at this time, to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show being held May 23 and 24, 2006 in Kansas City, Missouri.

Kelso is debuting its new JS75L SRV low flow prototype valve as well as demonstrating its JS75 SRV Pressure Relief Valve to attendees at the BOE.

"*It has taken us a long time to revamp our Internet presence. The time required by personnel to undertake the development of a new website is considerable. Through the cooperation and support of a private company, whose owner is a Kelso shareholder, the website was developed. We worked closely together over a the past months to achieve this new look for Kelso*, " stated John L. Carswell, Kelso's President & CEO.

"*The new website means we have a more professional image to present to both our customers as well as the investment community and we hope this will interpret into sales and other benefits for Kelso and its shareholders*," he added.

Future plans for our website include developing the capability for customer ordering online, inventory management so that both Kelso and McKenzie Manufacturing have current and accurate data as to what type of valves and how many are in stock at any given time. This technology will be geared to streamlining the sales and distribution process.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES LAUNCHES NEW WEBSITE FOR PRODUCT AND COMPANY PROMOTION

FRIDAY, MAY 19, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased to announce that it launched a new corporate website – www.kelsotech.com.

The website provides a wide range of information about Kelso and its technology including comprehensive information aimed at purchasers of Kelso's unique, patented pressure relief valve technology. Kelso launched this new website at this time, to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show being held May 23 and 24, 2006 in Kansas City, Missouri.

Kelso is debuting its new JS75L SRV low flow prototype valve as well as demonstrating its JS75 SRV Pressure Relief Valve to attendees at the BOE.

"*It has taken us a long time to revamp our Internet presence. The time required by personnel to undertake the development of a new website is considerable. Through the cooperation and support of a private company, whose owner is a Kelso shareholder, the website was developed. We worked closely together over a the past months to achieve this new look for Kelso,* " stated John L. Carswell, Kelso's President & CEO.

"*The new website means we have a more professional image to present to both our customers as well as the investment community and we hope this will interpret into sales and other benefits for Kelso and its shareholders*," he added.

Future plans for our website include developing the capability for customer ordering online, inventory management so that both Kelso and McKenzie Manufacturing have current and accurate data as to what type of valves and how many are in stock at any given time. This technology will be geared to streamlining the sales and distribution process.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.


KELSO
TECHNOLOGIES
INCORPORATED

82-2441

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DEBUTS ITS JS75L LOW FLOW VALVE AT UPCOMING BUREAU OF EXPLOSIVES TRADE SHOW

TUESDAY, MAY 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased to announce that it is debuting its newly-designed JS75L SRV Low Flow Pressure Relief Valve technology at the Bureau of Explosives(BOE) Seminar and Trade Show in Kansas City, Missouri, May 23 – 24, 2006.

While still in prototype mode, this debut allows Kelso an opportunity to demonstrate that the Company is evolving its product line of pressure relief valves and meeting another specific need of the rail industry.

Kelso has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

This presence at the BOE will be Kelso's second at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service) and its first since it began sales.

In 2005, participation at the BOE led to Kelso's first ever sales.

It is estimated that over 500 people will attend the Trade Show. Kelso is located at Booth Number 47 which is an excellent location in the convention center since it is next to the food court, a high traffic area. This provides attendees with greater opportunities to view Kelso's display. The Company issued emailed invitations to all attendees earlier this week to stop by and see the new prototype as well as Kelso's current JS75 SRV pressure relief valve during .

Representing Kelso at the BOE will be Barry LaCroix, VP of Engineering and Manufacturing and John L. Carswell, President & CEO. They look forward to the opportunity of discussing with the attendees, all of the various programs Kelso will be offering towards sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "*We received such a warm welcome at the last BOE where many participants were astounded by the Kelso valve design. We anticipate that our presence this year and the debut of our new low flow valve will meet with the same kind of excitement and interest*," stated John L. Carswell, Kelso President & CEO.

Attendees will have the opportunity to examine Kelso's unique technology and discuss the many cost-savings and safety benefits the technology delivers to customers. Unlike with internal valves, with Kelso's "External" valve, the majority of the JS75 SRV components can be viewed prior to a tank car leaving a facility. With internal valves, it is normally not possible to inspect valve components each time a tank car leaves a facility. This results in greater risk in the transportation of various commodities wherever the tank car travels. The reason for a pressure relief valve is extremely important – it is designed to release any built-up pressure in order to keep a tank car from ripping apart or exploding. With Kelso's valve, workers will always be able to check most of the components prior to a tank car leaving on its journey and that will better protect our communities, prairies, deserts and mountains.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DEBUTS ITS JS75L LOW FLOW VALVE AT UPCOMING BUREAU OF EXPLOSIVES TRADE SHOW

TUESDAY, MAY 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased to announce that it is debuting its newly-designed JS75L SRV Low Flow Pressure Relief Valve technology at the Bureau of Explosives(BOE) Seminar and Trade Show in Kansas City, Missouri, May 23 – 24, 2006.

While still in prototype mode, this debut allows Kelso an opportunity to demonstrate that the Company is evolving its product line of pressure relief valves and meeting another specific need of the rail industry.

Kelso has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

This presence at the BOE will be Kelso's second at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service) and its first since it began sales.

In 2005, participation at the BOE led to Kelso's first ever sales.

It is estimated that over 500 people will attend the Trade Show. Kelso is located at Booth Number 47 which is an excellent location in the convention center since it is next to the food court, a high traffic area. This provides attendees with greater opportunities to view Kelso's display. The Company issued emailed invitations to all attendees earlier this week to stop by and see the new prototype as well as Kelso's current JS75 SRV pressure relief valve during .

Representing Kelso at the BOE will be Barry LaCroix, VP of Engineering and Manufacturing and John L. Carswell, President & CEO. They look forward to the opportunity of discussing with the attendees, all of the various programs Kelso will be offering towards sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "*We received such a warm welcome at the last BOE where many participants were astounded by the Kelso valve design. We anticipate that our presence this year and the debut of our new low flow valve will meet with the same kind of excitement and interest*," stated John L. Carswell, Kelso President & CEO.

Attendees will have the opportunity to examine Kelso's unique technology and discuss the many cost-savings and safety benefits the technology delivers to customers. Unlike with internal valves, with Kelso's "External" valve, the majority of the JS75 SRV components can be viewed prior to a tank car leaving a facility. With internal valves, it is normally not possible to inspect valve components each time a tank car leaves a facility. This results in greater risk in the transportation of various commodities wherever the tank car travels. The reason for a pressure relief valve is extremely important – it is designed to release any built-up pressure in order to keep a tank car from ripping apart or exploding. With Kelso's valve, workers will always be able to check most of the components prior to a tank car leaving on its journey and that will better protect our communities, prairies, deserts and mountains.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INCREASES CURRENT PRIVATE PLACEMENT

WEDNESDAY, MAY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today re-announced its Private Placement (previously announced on April 21, 2006) and increased the amount being raised from $250,000 to $375,000 due to higher than expected levels of interest shown by individual investors. The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions.

To date, the Company has deposited subscription funds totaling $163,000 and has issued subscription forms to serious potential investors for an additional $54,662 and awaits receipt of same. In addition, two insiders have expressed an intent to invest $56,300, bringing the current potential total for this Private Placement to $273,962 as at May 31, 2006.

The Company continues discussions with various parties who are considering making investments in the Private Placement. One of the reasons for the increase of the total amount being raised is the strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities. The extension in the closing date resulting from this news release will allow for sufficient processing time of possible further subscriptions to the Private Placement.

This Private Placement, which is subject to regulatory approval, has been increased to 3,750,000 common shares at a price of $0.10 per share for total proceeds of up to $375,000. The investors will also be granted one full non-transferable warrant for every share purchased. Each warrant will be exercisable at a price of $0.15 for a period of one year following the closing of the Private Placement. The anticipated closing date is June 29, 2006 although the Company wishes to close the Private Placement at the earliest possible date.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INCREASES CURRENT PRIVATE PLACEMENT

WEDNESDAY, MAY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today re-announced its Private Placement (previously announced on April 21, 2006) and increased the amount being raised from $250,000 to $375,000 due to higher than expected levels of interest shown by individual investors. The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions.

To date, the Company has deposited subscription funds totaling $163,000 and has issued subscription forms to serious potential investors for an additional $54,662 and awaits receipt of same. In addition, two insiders have expressed an intent to invest $56,300, bringing the current potential total for this Private Placement to $273,962 as at May 31, 2006.

The Company continues discussions with various parties who are considering making investments in the Private Placement. One of the reasons for the increase of the total amount being raised is the strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities. The extension in the closing date resulting from this news release will allow for sufficient processing time of possible further subscriptions to the Private Placement.

This Private Placement, which is subject to regulatory approval, has been increased to 3,750,000 common shares at a price of $0.10 per share for total proceeds of up to $375,000. The investors will also be granted one full non-transferable warrant for every share purchased. Each warrant will be exercisable at a price of $0.15 for a period of one year following the closing of the Private Placement. The anticipated closing date is June 29, 2006 although the Company wishes to close the Private Placement at the earliest possible date.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 *or* via email to info@kelsotech.com.

82-244



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES MOVES FORWARD WITH SALES LEADS FROM BUREAU OF EXPLOSIVES TRADE SHOW

WEDNESDAY, JUNE 14, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased with the results achieved while attending the AAR Bureau of Explosives Conference & Trade Show May 22-24, 2006.

Since that time, Kelso has been following up with various attendees at the event and has been discussing ways in which Kelso can deliver its technology to potential customers and solve the many problems they face with the transport of hazardous and non-hazardous materials in their rail tank cars.

The Company is buoyed by an article in the May 2006 issue of Progressive Railroading which stated that "Railroads are hauling more freight over more miles than ever, and rail-car builders are benefiting from the business boost. In FY2006's second quarter, The Greenbrier Cos. Obtained orders for about 14,000 cars, helping the company reach a record backlog of 18,300 units. And in fourth-quarter 2005, Trinity Industries Inc. posted record revenue of $781.3 million while American Railcar Industries Inc. delivered a highest –ever 1,895 cars. Meanwhile FreightCar America Inc. last month reported first-quarter sales of $292.8 million and net income of $21.4 million compared with sales of $165.8 million and net income of $1.9 million in first quarter 2005."

This tremendous growth in new rail car builds has been beneficial to Kelso Technologies as well. "I am pleased to report that we are supplying one tank car manufacturer with valves for a new car build as previously announced. But what makes it even rosier is the two requests that have recently come to Kelso to quote on two additional new car build projects. It takes time to gain the confidence of builders and car owners and we have successfully done that with our JS75 SRV. We are also now beginning to see more order flow from customers seeking replacements for existing valves. All of this augers well for our future," stated John L. Carswell, President & CEO.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES MOVES FORWARD WITH SALES LEADS FROM BUREAU OF EXPLOSIVES TRADE SHOW

WEDNESDAY, JUNE 14, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased with the results achieved while attending the AAR Bureau of Explosives Conference & Trade Show May 22-24, 2006.

Since that time, Kelso has been following up with various attendees at the event and has been discussing ways in which Kelso can deliver its technology to potential customers and solve the many problems they face with the transport of hazardous and non-hazardous materials in their rail tank cars.

The Company is buoyed by an article in the May 2006 issue of Progressive Railroading which stated that "Railroads are hauling more freight over more miles than ever, and rail-car builders are benefiting from the business boost. In FY2006's second quarter, The Greenbrier Cos. Obtained orders for about 14,000 cars, helping the company reach a record backlog of 18,300 units. And in fourth-quarter 2005, Trinity Industries Inc. posted record revenue of $781.3 million while American Railcar Industries Inc. delivered a highest –ever 1,895 cars. Meanwhile FreightCar America Inc. last month reported first-quarter sales of $292.8 million and net income of $21.4 million compared with sales of $165.8 million and net income of $1.9 million in first quarter 2005."

This tremendous growth in new rail car builds has been beneficial to Kelso Technologies as well. "I am pleased to report that we are supplying one tank car manufacturer with valves for a new car build as previously announced. But what makes it even rosier is the two requests that have recently come to Kelso to quote on two additional new car build projects. It takes time to gain the confidence of builders and car owners and we have successfully done that with our JS75 SRV. We are also now beginning to see more order flow from customers seeking replacements for existing valves. All of this augers well for our future," stated John L. Carswell, President & CEO.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES FIRST TRANCHE OF CURRENT PRIVATE PLACEMENT

MONDAY, JUNE 26, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced the closing of the first tranche of its Private Placement (announced on May 31, 2006). The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions for the second tranche.

To date, the Company has deposited subscription funds totaling $257,240. This includes $57,060 from two insiders of the Company.

The Company continues discussions with various parties who are considering making investments in the Private Placement. There continues to be strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities.

This first tranche of the $375,000 Private Placement, which has received TSX Venture Exchange approval, has now closed to the extent of $247,240. Two of the investors reside in Quebec and the Company is awaiting a routine exemption order from the Quebec Securities Commission before this $10,000 portion of the first tranche of the Private Placement is closed. A further news release will be issued at that time. All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant will be exercisable at a price of $0.15 for a period of one year.

In conjunction with the closing of this first tranche, the Company will issue Finder's Fees payable in cash to three qualified finders totaling $5,200.

The anticipated closing date for the remainder of the Private Placement is July 13, 2006 although the Company wishes to close this second tranche at the earliest possible date.

Under British Columbia securities laws, the issued securities are subject to hold periods expiring after October 22, 2006.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES FIRST TRANCHE OF CURRENT PRIVATE PLACEMENT

MONDAY, JUNE 26, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced the closing of the first tranche of its Private Placement (announced on May 31, 2006). The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions for the second tranche.

To date, the Company has deposited subscription funds totaling $257,240. This includes $57,060 from two insiders of the Company.

The Company continues discussions with various parties who are considering making investments in the Private Placement. There continues to be strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities.

This first tranche of the $375,000 Private Placement, which has received TSX Venture Exchange approval, has now closed to the extent of $247,240. Two of the investors reside in Quebec and the Company is awaiting a routine exemption order from the Quebec Securities Commission before this $10,000 portion of the first tranche of the Private Placement is closed. A further news release will be issued at that time. All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant will be exercisable at a price of $0.15 for a period of one year.

In conjunction with the closing of this first tranche, the Company will issue Finder's Fees payable in cash to three qualified finders totaling $5,200.

The anticipated closing date for the remainder of the Private Placement is July 13, 2006 although the Company wishes to close this second tranche at the earliest possible date.

Under British Columbia securities laws, the issued securities are subject to hold periods expiring after October 22, 2006.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES SUBSCRIPTIONS FOR THE SECOND TRANCHE OF ITS CURRENT PRIVATE PLACEMENT

MONDAY, JULY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced the closing of subscriptions for the second tranche of its Private Placement (announced on May 31, 2006).

The second tranche of the Private Placement raised an additional $14,180 bringing the total raised to $271,420 (including $57,060 from two insiders of the Company).

The first tranche of the Private Placement received TSX Venture Exchange approval and has closed (as announced June 26, 2006). The second tranche is expected to close later this week, following routine approval of the TSX Venture Exchange.

All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant is exercisable at a price of $0.15 for a period of one year.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES SUBSCRIPTIONS FOR THE SECOND TRANCHE OF ITS CURRENT PRIVATE PLACEMENT

MONDAY, JULY 31, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced the closing of subscriptions for the second tranche of its Private Placement (announced on May 31, 2006).

The second tranche of the Private Placement raised an additional $14,180 bringing the total raised to $271,420 (including $57,060 from two insiders of the Company).

The first tranche of the Private Placement received TSX Venture Exchange approval and has closed (as announced June 26, 2006). The second tranche is expected to close later this week, following routine approval of the TSX Venture Exchange.

All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant is exercisable at a price of $0.15 for a period of one year.

The proceeds of this Private Placement will be used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES GROSS PROFIT INCREASES BY 340%

TUESDAY, AUGUST 1, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) issued its unaudited financial results for the three months ended May 31, 2006.

John L. Carswell, President & CEO commented: "*Kelso's Management is very pleased with its third quarter results. Gross profits have increased by 340% over the last quarter and we are showing strong potential for further growth as we enter 2007. As we ramp up sales of Kelso's JS75 SRV and begin to expand our pressure relief valve technology line, we are preparing ourselves for much greater growth in the coming fiscal year 2007.*"

SUMMARIZED FINANCIAL RESULTS

	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006
Revenues	$67,798	$20,206
Cost of sales	$41,380	$11,867
Gross profit (loss)	$27,418	$8,339

Total gross revenues for the quarter ending May 31, 2006 increased by $48,592 (or 340%) over the prior quarter ended February 28, 2006. The second quarter of this current year was the first time Kelso has ever shown any revenues.

The third quarter represented results that stemmed from the Company's ongoing efforts to market and sell its pressure relief valve products to the rail industry in the U.S. The Company is pleased with the performance as, traditionally, the rail industry is known to be slow to adopt change due to concerns for both safety and cost.

Kelso's superior pressure relief technology offers greater performance benefits, potentially enhanced safety and lower costs servicing thereby reducing operating costs for shippers and tank car owners/lessor.

Mr. Carswell concluded that "*the outlook for fiscal 2007 is very promising. Kelso anticipates that in 2007, it will achieve much higher revenues as more customers in the rail industry learn and adopt Kelso's technology while our current customers become more confident as they experience the many benefits and savings our technology offers to them.*"

Copies of the interim financial statements for the three months ended May 31, 2006 will be available for viewing on the SEDAR website (www.sedar.com) within 24 hours.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES GROSS PROFIT INCREASES BY 340%

TUESDAY, AUGUST 1, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) issued its unaudited financial results for the three months ended May 31, 2006.

John L. Carswell, President & CEO commented: "*Kelso's Management is very pleased with its third quarter results. Gross profits have increased by 340% over the last quarter and we are showing strong potential for further growth as we enter 2007. As we ramp up sales of Kelso's JS75 SRV and begin to expand our pressure relief valve technology line, we are preparing ourselves for much greater growth in the coming fiscal year 2007.*"

SUMMARIZED FINANCIAL RESULTS

	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006
Revenues	$67,798	$20,206
Cost of sales	$41,380	$11,867
Gross profit (loss)	$27,418	$8,339

Total gross revenues for the quarter ending May 31, 2006 increased by $48,592 (or 340%) over the prior quarter ended February 28, 2006. The second quarter of this current year was the first time Kelso has ever shown any revenues.

The third quarter represented results that stemmed from the Company's ongoing efforts to market and sell its pressure relief valve products to the rail industry in the U.S. The Company is pleased with the performance as, traditionally, the rail industry is known to be slow to adopt change due to concerns for both safety and cost.

Kelso's superior pressure relief technology offers greater performance benefits, potentially enhanced safety and lower costs servicing thereby reducing operating costs for shippers and tank car owners/lessor.

Mr. Carswell concluded that "*the outlook for fiscal 2007 is very promising. Kelso anticipates that in 2007, it will achieve much higher revenues as more customers in the rail industry learn and adopt Kelso's technology while our current customers become more confident as they experience the many benefits and savings our technology offers to them.*"

Copies of the interim financial statements for the three months ended May 31, 2006 will be available for viewing on the SEDAR website (www.sedar.com) within 24 hours.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES MARKET FOR PRODUCTS FUELED BY UNPRECEDENTED RAIL SECTOR GROWTH

WEDNESDAY, AUGUST 2, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased about the considerable opportunity that lies ahead as a result of rail sector growth, as chronicled by the recent article in Progressive Railroading, one of the rail industry's premier publications.

The article issued yesterday stated that "*During the year's first half, rail-car orders totaled 54,200 units, a level that hasn't been reached in decades, according to Economic Planning Associates Inc.'s (EPA) quarterly "Outlook for Rail Cars" report. Second-quarter orders totaled 18,200 units after first-quarter orders reached an unprecedented 36,000 units.*" The complete article can be viewed on the Internet at http://www.progressiverailroading.com/prdailynews/news.asp?id=9251

The growth in manufacturing of new rail tank cars for the current year and forecast through 2011 is far greater than anticipated. As Kelso penetrates the rail tank car pressure relief valve market with its current three models of the JS75 SRV and soon, with its JS75 Low Flow and JS165 SRV along with other models under development, it expects to realize significant sales beginning in 2007 and beyond. Kelso has expedited its research and development program to ensure that Kelso is ready to meet the rail industry demand which is growing at an unprecedented rate.

Kelso's JS SRV pressure relief valves are ideally suited for new tank car builds and also for retrofit markets. They offer increased cost efficiencies in purchase price, performance and ongoing servicing that make them the intelligent choice for meeting pressure relief valve needs in a cost effective and cost efficient manner.

Kelso strategy of delivering 100% customer satisfaction and the greatest number of benefits through its external pressure relief valve technology position it for considerable growth in the coming years.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES MARKET FOR PRODUCTS FUELED BY UNPRECEDENTED RAIL SECTOR GROWTH

WEDNESDAY, AUGUST 2, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased about the considerable opportunity that lies ahead as a result of rail sector growth, as chronicled by the recent article in Progressive Railroading, one of the rail industry's premier publications.

The article issued yesterday stated that "*During the year's first half, rail-car orders totaled 54,200 units, a level that hasn't been reached in decades, according to Economic Planning Associates Inc.'s (EPA) quarterly "Outlook for Rail Cars" report. Second-quarter orders totaled 18,200 units after first-quarter orders reached an unprecedented 36,000 units.*" The complete article can be viewed on the Internet at http://www.progressiverailroading.com/prdailynews/news.asp?id=9251

The growth in manufacturing of new rail tank cars for the current year and forecast through 2011 is far greater than anticipated. As Kelso penetrates the rail tank car pressure relief valve market with its current three models of the JS75 SRV and soon, with its JS75 Low Flow and JS165 SRV along with other models under development, it expects to realize significant sales beginning in 2007 and beyond. Kelso has expedited its research and development program to ensure that Kelso is ready to meet the rail industry demand which is growing at an unprecedented rate.

Kelso's JS SRV pressure relief valves are ideally suited for new tank car builds and also for retrofit markets. They offer increased cost efficiencies in purchase price, performance and ongoing servicing that make them the intelligent choice for meeting pressure relief valve needs in a cost effective and cost efficient manner.

Kelso strategy of delivering 100% customer satisfaction and the greatest number of benefits through its external pressure relief valve technology position it for considerable growth in the coming years.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES PRIVATE PLACEMENT

MONDAY, SEPTEMBER 11, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) **today announced the second and final closing of its Private Placement (announced on May 31, 2006).**

The Company raised a total of $271,420 in two tranches, including $57,060 from two insiders of the Company.

All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant is exercisable at a price of $0.15 for a period of one year.

The securities issued in this second tranche are subject to hold periods in Canada expiring after December 17, 2006.

The proceeds of this Private Placement are being used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES PRIVATE PLACEMENT

MONDAY, SEPTEMBER 11, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) **today announced the second and final closing of its Private Placement (announced on May 31, 2006).**

The Company raised a total of $271,420 in two tranches, including $57,060 from two insiders of the Company.

All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant is exercisable at a price of $0.15 for a period of one year.

The securities issued in this second tranche are subject to hold periods in Canada expiring after December 17, 2006.

The proceeds of this Private Placement are being used for facilitating ongoing marketing and sales of Kelso's JS75 SRV Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS SRV prototype valves and for general working capital.

For further information regarding Kelso Technologies, please visit Kelso's newly updated website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to info@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO DELIVERS VALVES TO TANK CAR MANUFACTURER

WEDNESDAY, SEPTEMBER 13, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS) is pleased to announce that its subsidiary has recently delivered a substantial quantity of stainless steel JS75 SRV pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America.**

The transaction was completed by Kelso's wholly-owned US subsidiary Kelso Technologies (U.S.A.) Inc. based in Los Angeles, California.

The revenue from delivery of this shipment is expected to be included in the results to be reported for the current quarter and will provide additional working funds to Kelso.

Kelso is currently involved with two of the three largest North American tank car manufacturers and has been carrying on discussions with the third largest manufacturer.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO DELIVERS VALVES TO TANK CAR MANUFACTURER

WEDNESDAY, SEPTEMBER 13, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to announce that its subsidiary has recently delivered a substantial quantity of stainless steel JS75 SRV pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America.

The transaction was completed by Kelso's wholly-owned US subsidiary Kelso Technologies (U.S.A.) Inc. based in Los Angeles, California.

The revenue from delivery of this shipment is expected to be included in the results to be reported for the current quarter and will provide additional working funds to Kelso.

Kelso is currently involved with two of the three largest North American tank car manufacturers and has been carrying on discussions with the third largest manufacturer.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' 16TH PATENT OPENS DOOR OF OPPORTUNITY TO ASIA

TUESDAY, SEPTEMBER 19, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve is pleased to announce that it has been granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve". The South Korea Patent expires in 2019. All Worldwide Patents expire based on the date the original US Patent was granted.**

"*Kelso continues to succeed in being awarded Patents for its one of a kind technology from countries around the world. As we look beyond the borders of North America and begin to explore new market opportunities, these Patents for our extraordinary JS SRV pressure relief valve technology will play a vital role in ensuring there is returned value to our shareholders,*" stated John L. Carswell, President & CEO.

Kelso has, throughout its entire development, ensured that it safeguarded its intellectual property. It has long recognized how important the Patents were to its future, especially now with discussions currently taking place in Europe that could potentially lead to marketing and sales opportunities globally. This Patent award brings the total Patents and pending to 21, covering territories including the United States, Canada, Mexico, Australia, Austria, Germany, Hong Kong, Indonesia, Italy, Mainland China, Netherlands, Spain, United Kingdom, India, Japan, Vietnam, Federation of Russia, Belgium, Brazil, France and South Korea.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary based in Los Angeles, California which markets and sells Kelso's products. Research & Development is based in Brantford, Ontario and Manufacturing is carried out under license in McKenzie, Tennessee.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales are underway in the North America rail sector.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' 16TH PATENT OPENS DOOR OF OPPORTUNITY TO ASIA

TUESDAY, SEPTEMBER 19, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS), developer of the unique JS75 SRV pressure relief valve is pleased to announce that it has been granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve". The South Korea Patent expires in 2019. All Worldwide Patents expire based on the date the original US Patent was granted.**

"*Kelso continues to succeed in being awarded Patents for its one of a kind technology from countries around the world. As we look beyond the borders of North America and begin to explore new market opportunities, these Patents for our extraordinary JS SRV pressure relief valve technology will play a vital role in ensuring there is returned value to our shareholders*," stated John L. Carswell, President & CEO.

Kelso has, throughout its entire development, ensured that it safeguarded its intellectual property. It has long recognized how important the Patents were to its future, especially now with discussions currently taking place in Europe that could potentially lead to marketing and sales opportunities globally. This Patent award brings the total Patents and pending to 21, covering territories including the United States, Canada, Mexico, Australia, Austria, Germany, Hong Kong, Indonesia, Italy, Mainland China, Netherlands, Spain, United Kingdom, India, Japan, Vietnam, Federation of Russia, Belgium, Brazil, France and South Korea.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary based in Los Angeles, California which markets and sells Kelso's products. Research & Development is based in Brantford, Ontario and Manufacturing is carried out under license in McKenzie, Tennessee.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales are underway in the North America rail sector.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO EXECUTIVES TO MEET WITH KEY CUSTOMERS & TARGET ACCOUNTS AT RAIL INDUSTRY MEETING

MONDAY, OCTOBER 2, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the patented JS75 SRV pressure relief valve, announces that several high level meetings will take place at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Mo. on October 11 & 12, 2006.

The AAR is the governing body located in the United States that oversees a variety of safety, functionality and regulatory matters throughout North America relating to the rail industry. Kelso received AAR certification for its patented JS75 SRV in 2004 and initiated the first sales of its highly regarded and innovative pressure relief in late 2005.

This premier industry event brings together corporate executives and technical/mechanical engineers in the rail transport construction, management and operation from around North America. Several major initiatives will be discussed with existing and potential new accounts at this meeting that will directly impact sales, production and ongoing development of Kelso's Pressure Relief Valve products.

The Kelso JS75 continues to maintain a growing interest among corporate leaders and engineers involved in both manufacturing and retrofitting of existing rolling stock. This interest is a direct result of the superior technological design and performance of the JS75 coupled with numerous safety and cost-saving features with a highly competitive pricing structure.

According to Kelso President & CEO John Carswell, *"Existing pressure relief valve technology in the 75 lb category used in the rail industry is outdated in our opinion. The basic design has been around for decades with no real improvements having been made to functionality. We have shown with this new and innovative valve that we can deliver a product that is generally safer, more reliable, easier to install and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. And we can provide it at a cost that is extremely competitive with the old internal valves and substantially less in cost to external valves on the market today. This isn't speculation either; we prove it with every sale we make."*

"And I am extremely proud to say that our customer base to date has included multi-billion dollar, international companies. Some of these companies have already placed second, third and fourth orders for Kelso valves. Over time, these additional sales will translate into significant revenue providing optimal growth to Kelso and increased shareholder value. Through both Kelso's participation at various rail industry events and customer word-of-mouth, other rail companies are now beginning to take notice of Kelso's unique valve. These new requests for information about our technology are expected to lead to even greater sales of our valves in the months and years ahead," he added.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)

Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary based in Los Angeles, California which markets and sells Kelso's products. Research & Development is based in Brantford, Ontario and Manufacturing is carried out under license in McKenzie, Tennessee.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales are underway in the North America rail sector.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO EXECUTIVES TO MEET WITH KEY CUSTOMERS & TARGET ACCOUNTS AT RAIL INDUSTRY MEETING

MONDAY, OCTOBER 2, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the patented JS75 SRV pressure relief valve, announces that several high level meetings will take place at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Mo. on October 11 & 12, 2006.

The AAR is the governing body located in the United States that oversees a variety of safety, functionality and regulatory matters throughout North America relating to the rail industry. Kelso received AAR certification for its patented JS75 SRV in 2004 and initiated the first sales of its highly regarded and innovative pressure relief in late 2005.

This premier industry event brings together corporate executives and technical/mechanical engineers in the rail transport construction, management and operation from around North America. Several major initiatives will be discussed with existing and potential new accounts at this meeting that will directly impact sales, production and ongoing development of Kelso's Pressure Relief Valve products.

The Kelso JS75 continues to maintain a growing interest among corporate leaders and engineers involved in both manufacturing and retrofitting of existing rolling stock. This interest is a direct result of the superior technological design and performance of the JS75 coupled with numerous safety and cost-saving features with a highly competitive pricing structure.

According to Kelso President & CEO John Carswell, *"Existing pressure relief valve technology in the 75 lb category used in the rail industry is outdated in our opinion. The basic design has been around for decades with no real improvements having been made to functionality. We have shown with this new and innovative valve that we can deliver a product that is generally safer, more reliable, easier to install and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. And we can provide it at a cost that is extremely competitive with the old internal valves and substantially less in cost to external valves on the market today. This isn't speculation either; we prove it with every sale we make."*

"And I am extremely proud to say that our customer base to date has included multi-billion dollar, international companies. Some of these companies have already placed second, third and fourth orders for Kelso valves. Over time, these additional sales will translate into significant revenue providing optimal growth to Kelso and increased shareholder value. Through both Kelso's participation at various rail industry events and customer word-of-mouth, other rail companies are now beginning to take notice of Kelso's unique valve. These new requests for information about our technology are expected to lead to even greater sales of our valves in the months and years ahead," he added.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)

Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary based in Los Angeles, California which markets and sells Kelso's products. Research & Development is based in Brantford, Ontario and Manufacturing is carried out under license in McKenzie, Tennessee.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales are underway in the North America rail sector.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO IDENTIFIES NEW BUSINESS AT INDUSTRY CONFERENCE - ORDER POTENTIAL COULD EXCEED $1 MILLION FROM TWO DAY EVENT

MONDAY, OCTOBER 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, is pleased to report significant progress in implementing the Company's strategic manufacturing and marketing initiatives. This progress was achieved as a result of several meetings which took place at the recent Association of American Railroads (AAR) Tank Car Committee Meeting in Kansas City recently.**

The two day AAR event brings together executives, regulatory policy makers and key decision makers in the North American rail industry. Kelso executives met with established customers and a variety of target clients during the conference and were able to further the Company's long term sales and marketing agenda. Among the items discussed are several opportunities that will greatly enhance the Company's stature in the rail transportation community. Among the opportunities addressed are the following:

1. An order to supply an existing chemical company customer with an additional 150 stainless steel JS75 SRV pressure relief valves equipped with sophisticated seal material during the coming year;
2. The potential to supply up to 450 stainless steel JS75 SRVs to a new customer in the chemical industry as it moves to convert from existing legacy valve technology in order to reduce the cost of its valve expenditures. Kelso has demonstrated its ability to provide a better performing product at a reduced entry cost that is also easier and less expensive to maintain;
3. An agreement in principle with a petroleum producer/shipper to begin an in-house service assessment of Kelso's pressure relief technology with a view to acquiring additional valves for future installation on its tank cars; and
4. Discussion and request from a potential new customer to supply an order of approximately 25 pressure relief valves for a new installation on tank cars.

At this point in Kelso's introduction of its revolutionary, patented safety relief valve product (the JS75) to the transportation industry, the Company undertakes to preserve its competitive position with existing and developing customers. As such, the Company routinely does not publish the names of these clients in news releases as a matter of corporate policy. The companies in question all produce revenues estimated to be in the range from $1-billion to well in excess of $10-billion annually.

Of particular interest to Kelso at the AAR Meeting was the concentration of presentations on methods and techniques industry utilizes to resolve problems inherent in, and presented by, the existing internal pressure relief technology. The rail industry is facing a critical number of issues which evolve from old and outdated technology that fails to meet the modern day needs of the current rolling tank car stock and its owners and lessors.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

Kelso's innovative valve design means that many of these issues can now be substantially mitigated, if not completely eradicated. The net benefit result to customers is safer technology that delivers better performance, lower capital cost and dramatically reduced maintenance cost, all of which are very important issues for rail industry decision makers.

Brought together, the opportunities discussed during the trip could lead to initial orders that could result in excess of $1-million in revenue to the Company within the next three to six quarters.

Additionally, Harley D. Sinclair has resigned his position as Corporate Secretary to the Company as such a position is no longer required under the British Columbia Companies Act. Mr. Sinclair is the Company's securities lawyer and will continue to act in this capacity and as a consultant to Kelso in matters other than just legal. Kelso thanks him for filling the Corporate Secretary position while that position was required under the old Companies Act.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO IDENTIFIES NEW BUSINESS AT INDUSTRY CONFERENCE - ORDER POTENTIAL COULD EXCEED $1 MILLION FROM TWO DAY EVENT

MONDAY, OCTOBER 23, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, is pleased to report significant progress in implementing the Company's strategic manufacturing and marketing initiatives. This progress was achieved as a result of several meetings which took place at the recent Association of American Railroads (AAR) Tank Car Committee Meeting in Kansas City recently.

The two day AAR event brings together executives, regulatory policy makers and key decision makers in the North American rail industry. Kelso executives met with established customers and a variety of target clients during the conference and were able to further the Company's long term sales and marketing agenda. Among the items discussed are several opportunities that will greatly enhance the Company's stature in the rail transportation community. Among the opportunities addressed are the following:

1. An order to supply an existing chemical company customer with an additional 150 stainless steel JS75 SRV pressure relief valves equipped with sophisticated seal material during the coming year;
2. The potential to supply up to 450 stainless steel JS75 SRVs to a new customer in the chemical industry as it moves to convert from existing legacy valve technology in order to reduce the cost of its valve expenditures. Kelso has demonstrated its ability to provide a better performing product at a reduced entry cost that is also easier and less expensive to maintain;
3. An agreement in principle with a petroleum producer/shipper to begin an in-house service assessment of Kelso's pressure relief technology with a view to acquiring additional valves for future installation on its tank cars; and
4. Discussion and request from a potential new customer to supply an order of approximately 25 pressure relief valves for a new installation on tank cars.

At this point in Kelso's introduction of its revolutionary, patented safety relief valve product (the JS75) to the transportation industry, the Company undertakes to preserve its competitive position with existing and developing customers. As such, the Company routinely does not publish the names of these clients in news releases as a matter of corporate policy. The companies in question all produce revenues estimated to be in the range from $1-billion to well in excess of $10-billion annually.

Of particular interest to Kelso at the AAR Meeting was the concentration of presentations on methods and techniques industry utilizes to resolve problems inherent in, and presented by, the existing internal pressure relief technology. The rail industry is facing a critical number of issues which evolve from old and outdated technology that fails to meet the modern day needs of the current rolling tank car stock and its owners and lessors.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

Kelso's innovative valve design means that many of these issues can now be substantially mitigated, if not completely eradicated. The net benefit result to customers is safer technology that delivers better performance, lower capital cost and dramatically reduced maintenance cost, all of which are very important issues for rail industry decision makers.

Brought together, the opportunities discussed during the trip could lead to initial orders that could result in excess of $1-million in revenue to the Company within the next three to six quarters.

Additionally, Harley D. Sinclair has resigned his position as Corporate Secretary to the Company as such a position is no longer required under the British Columbia Companies Act. Mr. Sinclair is the Company's securities lawyer and will continue to act in this capacity and as a consultant to Kelso in matters other than just legal. Kelso thanks him for filling the Corporate Secretary position while that position was required under the old Companies Act.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO CHAIRMAN STEPS ASIDE AS KELSO MOVES FROM DEVELOPMENT TO PRODUCT SALES OF PATENTED SAFETY RELIEF VALVE

WEDNESDAY, NOVEMBER 1, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies **Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") announces that Stephen L. Grossman, Chairman of the Board, has tendered his resignation from the Company effective midnight October 31, 2006. Mr. Grossman's resignation encompasses all positions of Director and Officer held within Kelso Technologies Inc. and its wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc.**

Mr. Grossman has been instrumental in bringing the Company and that of its revolutionary pressure relief valve for railroad tank car applications, the JS75 SRV, to its current stage of development.

After taking the helm of the Company in 1994, Mr. Grossman spearheaded the development, design, testing and ultimate certification by the Association of American Railroads (AAR) of what is known today as the JS75 SRV pressure relief valve. Through ceaseless dedication to the project, the Company was able to take the JS75 SRV from conceptual drawing to prototype model and then through the many additional steps along the way to a fully commercialized product. This included different incarnations of the prototype to achieve unique functionality exhibited by the valve being sold and which is in use today.

The JS75 SRV completed final testing and service trials in late 2004 and was given regulatory approval by the AAR for rail tank car use in early 2004. Since then, several large, international, industrial concerns have submitted initial product orders for their own internal review and testing. One such customer has also commissioned a large quantity of valves which were installed on a new car build completed very recently. Many of the functionality features of the JS75 are highly desirable to the transportation industry and are not currently found in existing internal pressure relief valves. Additionally, because of its innovative and patented design, the JS75 SRV is less expensive to purchase and to maintain.

"*On behalf of the Board of Directors, I want to express our thanks for the leadership Mr. Grossman has provided over the years. Without his early stage contributions to Kelso, the Company would never have reached commercialization. His contribution to Kelso is warmly and greatly acknowledged by the Board of Directors and the Company wishes him well in his future endeavors*," stated John L. Carswell, Kelso's President and CEO.

In conjunction with Mr. Grossman's resignation, a new and dynamic direction for the Company is planned that will see significant corporate growth as Kelso moves from product development to product sales on an international scale. A strategic plan will be implemented in order to capitalize on Mr. Grossman's fine work to date and take the Company to the next level of success.

Several initiatives affecting the Company will be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO CHAIRMAN STEPS ASIDE AS KELSO MOVES FROM DEVELOPMENT TO PRODUCT SALES OF PATENTED SAFETY RELIEF VALVE

WEDNESDAY, NOVEMBER 1, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") announces that Stephen L. Grossman, Chairman of the Board, has tendered his resignation from the Company effective midnight October 31, 2006. Mr. Grossman's resignation encompasses all positions of Director and Officer held within Kelso Technologies Inc. and its wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc.

Mr. Grossman has been instrumental in bringing the Company and that of its revolutionary pressure relief valve for railroad tank car applications, the JS75 SRV, to its current stage of development.

After taking the helm of the Company in 1994, Mr. Grossman spearheaded the development, design, testing and ultimate certification by the Association of American Railroads (AAR) of what is known today as the JS75 SRV pressure relief valve. Through ceaseless dedication to the project, the Company was able to take the JS75 SRV from conceptual drawing to prototype model and then through the many additional steps along the way to a fully commercialized product. This included different incarnations of the prototype to achieve unique functionality exhibited by the valve being sold and which is in use today.

The JS75 SRV completed final testing and service trials in late 2004 and was given regulatory approval by the AAR for rail tank car use in early 2004. Since then, several large, international, industrial concerns have submitted initial product orders for their own internal review and testing. One such customer has also commissioned a large quantity of valves which were installed on a new car build completed very recently. Many of the functionality features of the JS75 are highly desirable to the transportation industry and are not currently found in existing internal pressure relief valves. Additionally, because of its innovative and patented design, the JS75 SRV is less expensive to purchase and to maintain.

"*On behalf of the Board of Directors, I want to express our thanks for the leadership Mr. Grossman has provided over the years. Without his early stage contributions to Kelso, the Company would never have reached commercialization. His contribution to Kelso is warmly and greatly acknowledged by the Board of Directors and the Company wishes him well in his future endeavors,*" stated John L. Carswell, Kelso's President and CEO.

In conjunction with Mr. Grossman's resignation, a new and dynamic direction for the Company is planned that will see significant corporate growth as Kelso moves from product development to product sales on an international scale. A strategic plan will be implemented in order to capitalize on Mr. Grossman's fine work to date and take the Company to the next level of success.

Several initiatives affecting the Company will be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO APPOINTS BOARD MEMBER WILLIAM TROY AS PRESIDENT OF U.S. SUBSIDIARY FOLLOWING RESIGNATION OF CHAIRMAN - REVITALIZATION PLAN BEGINS

THURSDAY, NOVEMBER 2, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is pleased to announce that William E. Troy, a member of the Board of Directors, has been appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. Mr. Troy takes over the position from former Chairman Stephen Grossman.**

Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

Mr. Troy's credentials, which span 35 years of executive success, include practical and managerial experience in both operations and ownership of transportation companies. Just prior to joining the Board, Mr. Troy was the CEO of a major US regional trucking company which provided services for several 'Fortune 500' companies.

Mr. Troy was President of Alaska Marine Lines from 1985 through 1992 and grew corporate revenues and commensurate profitability threefold during his tenure with the multi-million dollar company. In 1994, Mr. Troy, along with a small group of investors, purchased the Skagit Valley Trucking Company in Mount Vernon, Washington and reorganized the company to bring it back to profitability and successfully expand it into synergistic markets. Mr. Troy sold his interest in this company in 2003 after doubling revenues which provided measurable profits and enterprise value to the shareholders.

As a member of the Board, his input is invaluable as the Company strives to market its initial product, the JS75 SRV, and continues to explore ancillary products in the rail and transportation industries. As President of the subsidiary company, Mr. Troy will become more involved in a variety of managerial responsibilities to further strategic sales and marketing objectives. As a long-term shareholder of Kelso, he has agreed to accept this appointment for compensation of only $1.00 per year.

Mr. Troy, a resident of Washington State and holds a BA and MBA from the University of Oregon.

This appointment is a key component of several initiatives that will positively affect the Company as it implements its Strategic Corporate Plan. Components of this plan will be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO APPOINTS BOARD MEMBER WILLIAM TROY AS PRESIDENT OF U.S. SUBSIDIARY FOLLOWING RESIGNATION OF CHAIRMAN - REVITALIZATION PLAN BEGINS

THURSDAY, NOVEMBER 2, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is pleased to announce that William E. Troy, a member of the Board of Directors, has been appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. Mr. Troy takes over the position from former Chairman Stephen Grossman.**

Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

Mr. Troy's credentials, which span 35 years of executive success, include practical and managerial experience in both operations and ownership of transportation companies. Just prior to joining the Board, Mr. Troy was the CEO of a major US regional trucking company which provided services for several 'Fortune 500' companies.

Mr. Troy was President of Alaska Marine Lines from 1985 through 1992 and grew corporate revenues and commensurate profitability threefold during his tenure with the multi-million dollar company. In 1994, Mr. Troy, along with a small group of investors, purchased the Skagit Valley Trucking Company in Mount Vernon, Washington and reorganized the company to bring it back to profitability and successfully expand it into synergistic markets. Mr. Troy sold his interest in this company in 2003 after doubling revenues which provided measurable profits and enterprise value to the shareholders.

As a member of the Board, his input is invaluable as the Company strives to market its initial product, the JS75 SRV, and continues to explore ancillary products in the rail and transportation industries. As President of the subsidiary company, Mr. Troy will become more involved in a variety of managerial responsibilities to further strategic sales and marketing objectives. As a long-term shareholder of Kelso, he has agreed to accept this appointment for compensation of only $1.00 per year.

Mr. Troy, a resident of Washington State and holds a BA and MBA from the University of Oregon.

This appointment is a key component of several initiatives that will positively affect the Company as it implements its Strategic Corporate Plan. Components of this plan will be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

NEW DIRECTOR APPOINTED TO KELSO BOARD – ANDREW R. MALE BRINGS DEPTH IN PUBLIC MARKET FINANCE & CORPORATE GOVERNANCE AS REVITALIZATION PLAN CONTINUES

MONDAY, NOVEMBER 6, 2006 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is very pleased to announce that Andrew R. Male has joined the company as member of the Board of Directors.**

Mr. Male is currently a director of three publicly-traded companies in the natural resource sector and serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage. Male was also integral in negotiating and managing partnerships established between USA Hockey and Hockey Canada, the sport's governing bodies in North America, and an internet coaching and training start-up in which he was one of the founders and early capital contributors.

Mr. Male began his business career in the construction of commercial and residential developments in British Columbia and was subsequently a partner in what was, at the time, one of the Province's largest mortgage brokerage company.

During the course of his 20 year business career, Male has gained extensive knowledge in the structuring, financing and operations of start-up and junior venture companies. In recent years he has become associated with larger corporate entities and contributes skills and expertise in the fields of private and public financing to fund operations and business expansion.

Mr. Male's primary focus is currently centered on several European investment banking and corporate initiatives and he joins Kelso's Board of Directors at a time when his particular talents can be utilized to the Company's fullest benefit. According to Male, *"This Company has a huge opportunity in front of it and I definitely want to be part of its success from here on out. What they have done in developing the JS75 SRV on a shoestring, just in the past five years alone, is nothing short of a miracle. Now that they have the attention of the industries most serious players and the purchase orders are coming in, I can't wait to get to work in helping management aggressively push its plan for growth."*

This appointment is another key component of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

NEW DIRECTOR APPOINTED TO KELSO BOARD – ANDREW R. MALE BRINGS DEPTH IN PUBLIC MARKET FINANCE & CORPORATE GOVERNANCE AS REVITALIZATION PLAN CONTINUES

MONDAY, NOVEMBER 6, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is very pleased to announce that Andrew R. Male has joined the company as member of the Board of Directors.

Mr. Male is currently a director of three publicly-traded companies in the natural resource sector and serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage. Male was also integral in negotiating and managing partnerships established between USA Hockey and Hockey Canada, the sport's governing bodies in North America, and an internet coaching and training start-up in which he was one of the founders and early capital contributors.

Mr. Male began his business career in the construction of commercial and residential developments in British Columbia and was subsequently a partner in what was, at the time, one of the Province's largest mortgage brokerage company.

During the course of his 20 year business career, Male has gained extensive knowledge in the structuring, financing and operations of start-up and junior venture companies. In recent years he has become associated with larger corporate entities and contributes skills and expertise in the fields of private and public financing to fund operations and business expansion.

Mr. Male's primary focus is currently centered on several European investment banking and corporate initiatives and he joins Kelso's Board of Directors at a time when his particular talents can be utilized to the Company's fullest benefit. According to Male, *"This Company has a huge opportunity in front of it and I definitely want to be part of its success from here on out. What they have done in developing the JS75 SRV on a shoestring, just in the past five years alone, is nothing short of a miracle. Now that they have the attention of the industries most serious players and the purchase orders are coming in, I can't wait to get to work in helping management aggressively push its plan for growth."*

This appointment is another key component of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES ARRANGEMENT OF NON-BROKERED $100,000 PRIVATE PLACEMENT

WEDNESDAY, NOVEMBER 8, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") announces it has arranged a private placement in the amount of $100,000.

The private placement consists of 1,000,000 units at a price of $0.10 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 for a period of two years from closing.

The private placement was arranged in conjunction with recent changes to the Company and its Board of Directors and forms part of a strategic revitalization plan. This placement of shares was arranged by management on a non-brokered basis and no commission or finders fee is payable in connection with the transaction.

Proceeds from the private placement will be utilized in the pursuit of the Company's strategic plan. A portion of the proceeds have been allocated to pursue and secure long term additional and substantial, growth capital that restricts dilution and is in shareholders' best interests. The balance of the proceeds will be used in the manufacture and inventory of the JS75 SRV for delivery against existing quotes and anticipated orders, the beginning of additional sales and marketing initiatives, and general working capital.

The Company reserves the right to over-subscribe the private placement up to 48 hours prior to the closing. This placement is subject to regulatory approval.

This transaction is a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES ARRANGEMENT OF NON-BROKERED $100,000 PRIVATE PLACEMENT

WEDNESDAY, NOVEMBER 8, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") announces it has arranged a private placement in the amount of $100,000.

The private placement consists of 1,000,000 units at a price of $0.10 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 for a period of two years from closing.

The private placement was arranged in conjunction with recent changes to the Company and its Board of Directors and forms part of a strategic revitalization plan. This placement of shares was arranged by management on a non-brokered basis and no commission or finders fee is payable in connection with the transaction.

Proceeds from the private placement will be utilized in the pursuit of the Company's strategic plan. A portion of the proceeds have been allocated to pursue and secure long term additional and substantial, growth capital that restricts dilution and is in shareholders' best interests. The balance of the proceeds will be used in the manufacture and inventory of the JS75 SRV for delivery against existing quotes and anticipated orders, the beginning of additional sales and marketing initiatives, and general working capital.

The Company reserves the right to over-subscribe the private placement up to 48 hours prior to the closing. This placement is subject to regulatory approval.

This transaction is a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441


KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

FORMER DIRECTOR RETURNS TO KELSO – STEVEN COZINE APPOINTED TO POSITION OF VICE PRESIDENT

TUESDAY, NOVEMBER 14, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is very pleased to announce that Steven Cozine has rejoined the Company as Vice President, Corporate Development & Shareholder Relations.

Mr. Cozine served as an officer and then as a director of Kelso from June of 1993 to August of 1999. In 1996, he started his own consulting firm to provide financing, investor relations and corporate communications services to the technology and mining sectors. Working with the brokerage community and private investors, Mr. Cozine was able to help secure the necessary investment capital to finance client objectives and move projects forward

Since then, Mr. Cozine has worked closely with the management of several companies in areas of equity financing, shareholder relations as well as corporate strategy and development. Former clients include the precursor companies to several successful publicly traded mining ventures and a high tech, embedded software developer. These former clients include TSX Venture Exchange listed Intrynsic Software International Inc., Quaterra Resources Inc., Bravo Venture Group, Fortune River Resource Corp., Southern Silver Exploration Corp. and Avalon Ventures Ltd.

In 1998, Mr. Cozine took advantage of an opportunity to focus fulltime on a family business venture that established and then developed a vineyard and winery on one of British Columbia's Gulf Islands. As part of this undertaking, Mr. Cozine was actively involved in two Venture Capital Corporations (VCC)'s – government-sponsored, private corporations providing investment tax incentives for specific projects. In two years these VCC's raised in excess of $2,700,000 for the development of Saturna Island Vineyards. Mr. Cozine acted as President and Director for both Saturna Estate Winery and Resort (VCC) Ltd. and Saturna Island Vineyards (VCC) Ltd. Having achieved the desired result, Mr. Cozine resigned from the project in 2001 in order to pursue other private business opportunities.

In September of 2001, he joined the Board of Directors of Montreal-based Normabec Mining Resources Ltd. to aid in Normabec's expansion and financing plans. Mr. Cozine chose not to stand for re-election to the board in 2003. Since that time, he has consulted to a number of private and public companies in the areas of finance, corporate development and corporate communications.

In 2005, his interest in Kelso was rekindled through discussions initiated by the Company's President & CEO, John Carswell. In October of 2006, Mr. Cozine agreed to work with Mr. Carswell in developing a corporate revitalization plan as Mr. Carswell moved to establish a new team with a redefined corporate growth and development strategy designed to move the Company forward.

Stated Cozine "*I am very pleased to be back with Kelso and to work with a new paradigm. We need to successfully move the Company into more of a sales and m centered entity to fully take advantage of the opportunities afforded us by commerciali the JS75. I congratulate and fully support Mr. Carswell's initiatives for a new Kelso, and q frankly, that is why I am back. I look forward to making a real and measurable contribution.*"

Mr. Cozine's appointment is effective immediately and no salary is payable presently in connection with this appointment.

According to President & CEO John Carswell, "*Working once again with Mr. Cozine is a pleasure. He shares the enthusiasm, drive and 'get it done' attitude of the current Management group and I am confident he will work extremely well with me and others on the Kelso team and the Board of Directors in achieving the specific goals that have been developed as part of our strategic plan. I am very pleased that our new team continues to come together and particularly, to have Mr. Cozine lead our shareholder relations activities, something that Kelso believes is critical to its success.*"

This appointment is a key another key component of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

As part of the its restructuring, the Company has accepted the resignation of former Vice President D. Brian Hay effective midnight, November 14, 2006. Kelso thanks Mr. Hay for his dedication and service over many years.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.



KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEA

FOR IMMEDIATE RELEA

FORMER DIRECTOR RETURNS TO KELSO – STEVEN COZINE APPOINTED TO POSITION OF VICE PRESIDENT

TUESDAY, NOVEMBER 14, 2006 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS), developer of the unique JS75 SRV pressure relief valve, (the "Company") is very pleased to announce that Steven Cozine has rejoined the Company as Vice President, Corporate Development & Shareholder Relations.

Mr. Cozine served as an officer and then as a director of Kelso from June of 1993 to August of 1999. In 1996, he started his own consulting firm to provide financing, investor relations and corporate communications services to the technology and mining sectors. Working with the brokerage community and private investors, Mr. Cozine was able to help secure the necessary investment capital to finance client objectives and move projects forward

Since then, Mr. Cozine has worked closely with the management of several companies in areas of equity financing, shareholder relations as well as corporate strategy and development. Former clients include the precursor companies to several successful publicly traded mining ventures and a high tech, embedded software developer. These former clients include TSX Venture Exchange listed Intrynsic Software International Inc., Quaterra Resources Inc., Bravo Venture Group, Fortune River Resource Corp., Southern Silver Exploration Corp. and Avalon Ventures Ltd.

In 1998, Mr. Cozine took advantage of an opportunity to focus fulltime on a family business venture that established and then developed a vineyard and winery on one of British Columbia's Gulf Islands. As part of this undertaking, Mr. Cozine was actively involved in two Venture Capital Corporations (VCC)'s – government-sponsored, private corporations providing investment tax incentives for specific projects. In two years these VCC's raised in excess of $2,700,000 for the development of Saturna Island Vineyards. Mr. Cozine acted as President and Director for both Saturna Estate Winery and Resort (VCC) Ltd. and Saturna Island Vineyards (VCC) Ltd. Having achieved the desired result, Mr. Cozine resigned from the project in 2001 in order to pursue other private business opportunities.

In September of 2001, he joined the Board of Directors of Montreal-based Normabec Mining Resources Ltd. to aid in Normabec's expansion and financing plans. Mr. Cozine chose not to stand for re-election to the board in 2003. Since that time, he has consulted to a number of private and public companies in the areas of finance, corporate development and corporate communications.

In 2005, his interest in Kelso was rekindled through discussions initiated by the Company's President & CEO, John Carswell. In October of 2006, Mr. Cozine agreed to work with Mr. Carswell in developing a corporate revitalization plan as Mr. Carswell moved to establish a new team with a redefined corporate growth and development strategy designed to move the Company forward.

Stated Cozine "*I am very pleased to be back with Kelso and to work with a new management paradigm. We need to successfully move the Company into more of a sales and marketing centered entity to fully take advantage of the opportunities afforded us by commercialization of the JS75. I congratulate and fully support Mr. Carswell's initiatives for a new Kelso, and quite frankly, that is why I am back. I look forward to making a real and measurable contribution.*"

Mr. Cozine's appointment is effective immediately and no salary is payable presently in connection with this appointment.

According to President & CEO John Carswell, "*Working once again with Mr. Cozine is a pleasure. He shares the enthusiasm, drive and 'get it done' attitude of the current Management group and I am confident he will work extremely well with me and others on the Kelso team and the Board of Directors in achieving the specific goals that have been developed as part of our strategic plan. I am very pleased that our new team continues to come together and particularly, to have Mr. Cozine lead our shareholder relations activities, something that Kelso believes is critical to its success.*"

This appointment is a key another key component of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

As part of the its restructuring, the Company has accepted the resignation of former Vice President D. Brian Hay effective midnight, November 14, 2006. Kelso thanks Mr. Hay for his dedication and service over many years.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 or via email to **invest@kelsotech.com**.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.